Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digi Power X Inc.

218 NW 24th Street, 2nd Floor

Miami, Florida, 33127

Item 2	Date of Material Change

October 1, 2025

Item 3	News Release

The press release attached as Schedule “A” was released on October 1, 2025 through an approved Canadian newswire service.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

October 1, 2025

SCHEDULE “A”

Digi Power X Achieves Tier III Certification for ARMS

200, Sets Near-Term Deployment Timeline and

Provides September 2025 Operational Update

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 30, 2025 to its short form base shelf prospectus dated May 15, 2025.

Miami, FL – October 1, 2025 – Digi Power X Inc. (“Digi Power X” or the “Company”) (Nasdaq: DGXX / TSXV: DGX), an innovative energy infrastructure company, is pleased to provide unaudited comparative production results for the month ended September 30, 2025, combined with an operations update. All monetary references are expressed in U.S. dollars unless otherwise indicated.

As previously announced, Digi Power X recently achieved a major milestone in its AI strategy: the Company’s ARMS 200 (AI-Ready Modular Solution) has achieved Tier III certification under the globally recognized ANSI/TIA-942 standard, validated by EPI, the global leader in data center audits. This certification makes ARMS 200 one of the very few modular AI data-center platforms worldwide to receive Tier III certification, providing:

●	High availability (99.982%) with redundant and concurrently maintainable systems;

●	Enterprise-grade reliability for mission-critical AI, cloud and blockchain workloads; and

●	Customer trust and compliance, with certification validated by EPI.

Near-Term Deployment Catalyst

The first Tier III certified ARMS 200 pod is scheduled for delivery at Digi Power X’s Alabama facility by the end of November 2025, with commissioning planned for December 2025. From this foundation, Digi Power X plans to expand into ARMS 500 (5MW) and ARMS 1000 (10MW) clusters, offering customers flexible scaling with Tier III reliability.

Each ARMS unit is engineered for rapid deployment within approximately 180 days of delivery, providing a faster path to AI capacity than traditional data centers.

Strategic Partnership with Supermicro

Digi Power X has deepened its strategic partnership with Super Micro Computer, Inc. (“Supermicro”), integrating AI-optimized rack-scale systems into the ARMS platform. This is expected to position the Company as a turnkey provider of Tier III-ready AI infrastructure at scale.

Strong Balance Sheet and Crypto-Backed Expansion

●	The Company held cash, Bitcoin (“BTC”), Ethereum (“ETH”) and cash deposits of approximately $29 million as of September 30, 2025, as compared to $29 million on August 31, 2025 (based on a BTC price of $113,300 as of September 30, 2025, and $108,200 as of August 31, 2025, per CoinMarketCap, and an ETH price of $4,160 as of September 30, 2025, and $4,390 as of August 31, 2025, per CoinMarketCap).

●	Digi Power X expanded its inventory of BTC from approximately 85 BTC as of August 31, 2025 to 100 BTC as of September 30, 2025, representing an increase of 18% over the previous month, through its mining activities (as described in more detail below).

●	Digi Power X held approximately 1,000 ETH as of September 30, 2025, representing a fair market value of approximately $4.2 million (based on an ETH price of $4,160 as of September 30, 2025 per CoinMarketCap), as compared to a fair market value of approximately $4.4 million as of August 31, 2025 (based on an ETH price of $4,390 as of August 31, 2025 per CoinMarketCap). The Company’s ETH position is currently staked to generate an annualized return of roughly 3% in rewards. This yield provides an additional recurring revenue stream while maintaining exposure to ETH’s long-term appreciation potential.

●	The value of BTC produced at the Company’s facilities between its self-mining and colocation agreements and energy sales was approximately $3.4 million on September 30, 2025 (based on a BTC price of $113,300 as of September 30, 2025, per CoinMarketCap).

●	Miners running at the Company’s facilities produced approximately 25 BTC during the month between self-mining and colocation agreements, representing an approximate value of $2.8 million (based on a BTC price of $113,300 as of September 30, 2025, per CoinMarketCap).

●	The Company has invested approximately $5.8 million year-to-date in capital expenditures and mining infrastructure support equipment, including approximately $0.3 million in September.

Growing Infrastructure Footprint

The Company currently operates with approximately 100 MW of available power across three sites, with plans to expand to 200 MW+ through organic growth and targeted acquisitions. BTC mining will continue at the Company’s other sites, including by next-generation hydro-powered systems that are scheduled for Q1 2026 deployment.

“Tier III certification for ARMS 200 represents a turning point for Digi Power X. We are now positioned among a very small group of companies worldwide that can deliver modular, enterprise grade AI data centers on rapid deployment timelines. With our first ARMS 200 pod arriving in Alabama this November, and our partnership with Supermicro providing rack-scale AI systems, Digi Power X is building a differentiated platform for hyperscale-ready AI growth”, said Michel Amar, CEO of Digi Power X.

About Digi Power X

Digi Power X is an innovative energy infrastructure company that develops Tier III-certified modular AI data centers and drives the expansion of sustainable energy assets.

For further information, please contact:

Michel Amar, Chief Executive Officer

Digi Power X Inc.

www.digipowerx.com

Investor Relations

T: 888-474-9222

Email: IR@digihostpower.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about the Company’s expectations concerning the potential further improvements to profitability and efficiency across the Company’s operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth and clean energy strategy, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: delivery of equipment and implementation of systems may not occur on the timelines anticipated by the Company or at all; future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid and realize the potential of the clean energy strategy on terms which are economic or at all; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about, among other things, the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by applicable law.

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